UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________

FORM 11-K

_________________________________________

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number:  001-01011

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES
(Full title of the Plan)

_________________________________________

CVS HEALTH CORPORATION
(Name of issuer of the securities held pursuant to the plan)

One CVS Drive
Woonsocket, RI 02895
(Address of principal executive offices of issuer)

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES
YEARS ENDED DECEMBER 31, 2014 AND 2013

1

Report of Independent Registered Public Accounting Firm

The Administrative Subcommittee of
The 401(k) Plan and the Employee Stock Ownership
Plan of CVS Health Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies’ financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 25, 2015

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value (Note 3):
Cash	$16,416	$658
Common collective trust funds (Note 2 (b))	988,887,559	987,889,778
Guaranteed investment contracts (Note 2 (b))	9,214,226	87,608,383
Synthetic guaranteed investment contracts (Note 2 (b))	197,345,661	110,251,396
Security-backed investment contracts (Note 2 (b))	394,413,778	230,363,172
Mutual funds (Note 2 (b))	4,329,782,789	4,054,498,837
Common stock (Note 2 (b))	2,228,722,312	1,956,115,313
Total investments	8,148,382,741	7,426,727,537
Receivables:
Interest and dividends (Note 2 (g))	2,766,188	2,618,963
Employer contributions (Note 1 (c))	8,727,750	7,565,118
Notes receivable from participants (Note 4)	180,795,702	176,155,139
Total receivables	192,289,640	186,339,220

Total assets at fair value	8,340,672,381	7,613,066,757

Liabilities:
Accrued expenses and other liabilities	6,213,437	11,031,136

Total liabilities	6,213,437	11,031,136

Net assets available for benefits at fair value	8,334,458,944	7,602,035,621

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(11,070,560)	(4,053,649)

Net assets available for benefits	$8,323,388,384	$7,597,981,972

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Investment activity:
Interest and dividend income (Note 2 (g))	$156,924,457	$120,514,388
Transfer into plan assets (Note 1 (a))	—	10,358,784
Realized and unrealized gains (Notes 3 and 5)	549,736,005	1,266,304,120
Total investment activity	706,660,462	1,397,177,292

Contributions:
Employer contributions (Note 1 (c))	218,409,598	205,507,806
Employee contributions (Note 1 (c))	367,685,881	342,008,237
Rollovers	24,553,586	15,452,524
Total contributions	610,649,065	562,968,567

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	577,958,380	523,864,582
Administrative expenses (Note 1 (g))	13,944,735	14,425,971
Total deductions	591,903,115	538,290,553

Net increase in net assets for the year	725,406,412	1,421,855,306

Net assets beginning of the year	7,597,981,972	6,176,126,666

Net assets end of the year	$8,323,388,384	$7,597,981,972

See accompanying notes to financial statements.

 THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements
Years Ended December 31, 2014 and 2013

Note 1 - Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan (the “ESOP”) of CVS Health Corporation (“CVS Health” or the “Company”) and Affiliated Companies (the “Plan” or "Future Fund") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                  Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Health, the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed a plan administrator (the “Administrator”) and trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator. Effective January 2009, the Benefit Plans Committee further named an Administrative Subcommittee and an Investment Subcommittee and delegated certain fiduciary duties to each of the Committees.

The Plan was established as of January 1, 1989.

(b)                     Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee;

•	Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•	A non-resident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)                      Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85%, as a whole percentage or dollar amount, of the eligible compensation that would otherwise be due to them, percentages can be elected in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Code; whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $17,500 for 2014 and 2013.

Plan participants are eligible to receive Company matching contributions on the first pay period following the completion of one full year of service with the Company. On a quarterly basis, the Company matches in cash 100% up to 5% of eligible pretax compensation contributed, up to an annual maximum per employee of $13,000 and $12,750 for 2014 and 2013, respectively.

All employees that are at least age 50 in the calendar year that contribute the maximum amount to the Plan are permitted to make additional pretax catch-up contributions. Catch-up contributions may be made up to an additional $5,500 for 2014 and 2013.

(d)                    Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments and any unrealized appreciation or depreciation and interest and dividends of those investments.

(e)               Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a non-forfeitable right to (1) their accounts upon retirement, death or disability, and (2) any elective deferrals described in Note 1(c).

(f)                        Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not to exceed the participant's expected lifetime.

(g)                     Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2014 and 2013. Trustee’s fees were paid by the Plan for 2014 and 2013.

(h)                     Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. Prior to January 1, 2006, the Plan contained vesting schedules for Company matching contributions which could lead to forfeited matching contributions if a participant did not satisfy the criteria to vest the contributions on the termination date. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Health contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Health shall contribute the balance required for that purpose.

Cash forfeitures for 2014 and 2013 were $156,029 and $38,632, respectively. There were no cash forfeitures restored to participants upon resumption of employment in 2014 or 2013. The remainder of the forfeitures for each year were applied to the administrative expenses of the Plan and to reduce the CVS Health contribution.

(i)                        Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by the Plan. Participants may modify investment elections daily thereafter. The Plan’s investments are composed of guaranteed insurance contracts, securities of CVS Health and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds, security-backed investment contracts, common collective trusts, and separately managed funds, composed of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Alternative Strategy Fund (Blackrock Global Allocation Collective Fund M). This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poors (“S&P”) 500 Composite Stock Index (“S&P 500”), Morgan Stanley Capital International (“MSCI”) All Countries World Index excluding the United States (“MSCI ACWI EX US”) Index, and the Russell 2000 Index.

Conservative Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund and Stable Value Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index-Barclays Capital ESTIPS Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI ACWI EX US Index.

Core Equity Fund

The Vanguard Institutional Index Fund seeks to replicate the total return of the S&P 500 by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

CVS Health Common Stock Fund

CVS Health Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Health common stock.

Diversified Bond Fund

The PIMCO Total Return Institutional Class Fund is a core bond fund that seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

Global Equity Fund

The American Funds New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI Country World Index, which measures the performance of U.S. and international stock markets.

Growth and Income Fund

This fund is co-managed by Columbia, Mellon Capital, and Barrow Hanley exclusively for CVS Health participants and seeks long-term growth of capital and dividend income through participation in the stock market.

This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies. This fund is benchmarked by the Russell 1000 Value Index.

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund Institutional Shares seeks to provide investors inflation protection and income consistent with investments in inflation-indexed securities. This fund invests primarily in high-quality inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

International Equity Fund

The Templeton Foreign Equity Series-Primary Shares Fund seeks long-term growth of capital through participation in stock markets outside the United States. The fund invests mainly in the common stock of companies based in more developed countries, but may also include investments in developing countries. It is benchmarked by the MSCI ACWI EX US Index.

International Equity Index Fund

The Vanguard Developed Markets Index Fund's, Institutional Plus Shares seeks to track the performance of a benchmark index that measures the investment's return of stocks issued by companies located in the major markets of Europe and the Pacific region. The fund investment approach is designed to track the performance of the FTSE Developed Markets ex North America Index.

Large Cap Growth Fund

This fund is co-managed by Columbus Circle, T. Rowe Price, and Mellon Capital exclusively for CVS Health participants and seeks long-term growth of capital through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index.

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund Institutional Plus Shares seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund is designed to track the performance of the CRSP Mid Cap Index, a broadly diversified index of the stocks of medium-size U.S. companies.

Moderate Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. The composite benchmark has been determined as follows: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Ex U.S. Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Small Cap Growth Fund

The Vanguard Explorer Fund Admiral Shares seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Small Cap Index Fund

The Vanguard Small Cap Index Fund, Institutional Plus Shares seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks. This fund is benchmarked by the Russell 2500 Growth Index.

Small Cap Value Fund

This fund is co-managed by Dimensional Fund Advisors ("U.S. Targeted Value I Portfolio") and Wells Fargo Pelican ("MWCM Small Cap Intrinsic Value Equity Strategy"). This blended fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies, which are believed to offer superior earnings growth or appear to be undervalued. This fund is benchmarked by the Russell 2000 Value Index.

Stable Value Fund

This fund is managed by Galliard Capital Management and seeks to preserve capital while generating a steady rate of return higher than money market funds provide. The fund’s investments consist of cash, highly rated insurance company contracts (guaranteed investment contracts (“GICs” and “synthetic GICs”)), security-backed investment contracts, and bank investment contracts (common collective trusts (“CCTs”)). The fund is benchmarked by the 3-year U.S. Treasury Index.

U.S. Bond Index Fund

The Vanguard Total Bond Market Index Fund Institutional Plus Shares seeks to generate returns that track the performance of the Barclays Capital Aggregate Bond Index and will maintain a dollar-weighted average maturity consistent with that of the index.

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which includes the application of accrual accounting.
(b)                      Investment Valuation

The value of the investments held at December 31, 2014 and 2013, is based on their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. CVS Health common stock and common stock owned directly in the Small Cap Value Fund, Growth and Income Fund, and the Large Cap Growth Fund separately managed funds, are valued based upon quoted market prices.

The fair value of the Plan’s common collective trust funds represents the net asset value of the underlying investments.

The Plan invests in fully benefit-responsive GICs and synthetic GICs, certain fully benefit-responsive CCTs, fully benefit-responsive security-backed investment contracts, and fully benefit-responsive insurance company separate accounts. Security-backed contracts are investment contracts issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Plan. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets. In the case of insurance company separate accounts, the portfolio underlying the contract is maintained by the issuer, but segregated from general account assets. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(c)                      Benefits Paid

Distribution of benefits are recorded when paid.

(d)                        Use of Estimates

The preparation of financial statements in conformity with "U.S. GAAP" requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)                      Purchase and Sale of Securities

Purchases and sales of securities are made on a trade-date basis.

(g)                      Investment Income

Dividend and interest income is recorded when earned.

(h)                     Accounting policies not yet adopted

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. The Company anticipates minor disclosure changes as a result of the implementation of ASU 2015-07. Management has not elected to early adopt ASU 2015-07.

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of the input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•
Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

CCT funds: Valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations, and adjusting for the credit-worthiness of the issuer, if necessary. The discount rate is 1.10% as of December 31, 2014, and the discount rates ranged from 0.41% to 1.84% as of December 31, 2013.

Security-backed investment contracts and synthetic GICs:  Valued on the basis of the cumulative fair value of the underlying securities, collective funds, and wrapper contracts. Valuations for securities are furnished by independent pricing services, which determine valuations for normal institutional-size trading units of such securities using methods based on market transactions and various relationships, generally recognized by institutional traders, between securities (which includes consideration of such factors as security prices, yields, maturities, and ratings). Valuation of collective funds are based on the number of units held multiplied by the net asset value of the fund.  Valuations for wrapper contracts are calculated as the present value of the difference between the current wrapper fee and the contracted wrapper fee. Both the fees and discount rate used to calculate the present value are observable inputs.

Mutual funds: Valued at the NAV of shares held by the plan at year-end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The market value of CVS Health Common Stock was $96.31 and $71.57 per share at December 31, 2014 and 2013, respectively.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

		Investments at estimated fair value at December 31, 2014
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$16,416	$—	$—	$16,416
Common collective trust funds	—	988,887,559	—	988,887,559
Guaranteed investment contracts	—	—	9,214,226	9,214,226
Synthetic guaranteed investment contracts	—	197,345,661	—	197,345,661
Security-backed investment contracts	—	—	394,413,778	394,413,778
Mutual funds:				0
Small cap equity	478,331,095	—	—	478,331,095
Mid cap equity	438,097,242	—	—	438,097,242
Large cap equity	1,122,259,093	—	—	1,122,259,093
International	1,308,521,026	—	—	1,308,521,026
Bond	982,574,333	—	—	982,574,333
Total mutual funds	4,329,782,789	—	—	4,329,782,789
Common stock:
Small cap equity	120,575,095	—	—	120,575,095
Large cap equity	842,240,012	—	—	842,240,012
CVS Health Common Stock Fund	1,265,907,205	—	—	1,265,907,205
Total common stock	2,228,722,312	—	—	2,228,722,312
Total investments	$6,558,521,517	$1,186,233,220	$403,628,004	$8,148,382,741

		Investments at estimated fair value at December 31, 2013
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$658	$—	$—	$658
Common collective trust funds	—	987,889,778	—	987,889,778
Guaranteed investment contracts	—	—	87,608,383	87,608,383
Synthetic guaranteed investment contract	—	110,251,396	—	110,251,396
Security-backed investment contracts	—	—	230,363,172	230,363,172
Mutual funds:				0
Small cap equity	498,997,618	—	—	498,997,618
Mid cap equity	354,600,384	—	—	354,600,384
Large cap equity	1,048,884,028	—	—	1,048,884,028
International	1,184,855,220	—	—	1,184,855,220
Bond	967,161,587	—	—	967,161,587
Total mutual funds	4,054,498,837	—	—	4,054,498,837
Common stock:
Small cap equity	128,463,543	—	—	128,463,543
Large cap equity	845,678,307	—	—	845,678,307
CVS Health Common Stock Fund	981,973,463	—	—	981,973,463
Total common stock	1,956,115,313	—	—	1,956,115,313
Total investments	$6,010,614,808	$1,098,141,174	$317,971,555	$7,426,727,537

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014 and 2013.

	Level 3 Assets Year Ended December 31,
	2014	2013
Balance, beginning of year	$317,971,555	$170,146,150
Unrealized gains relating to instruments still held at the reporting date	8,813,623	193,337
Purchases	155,253,465	230,363,172
Sales	(78,410,639)	(82,731,104)
Balance, end of year	$403,628,004	$317,971,555

Note 4 - Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan. Primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years. Participants may have two loans outstanding at any time. Interest on loans is equal to the Prime Rate as of the prior month end plus 1%.

Note 5 - Investment Policy

At December 31, 2014 and 2013, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Employee contributions that are waiting to be processed are temporarily invested in a common collective trust fund. This common collective trust fund is also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

During 2014 and 2013, the Plan’s investments, including investments purchased, sold, as well as held during the year appreciated in fair value as follows:

Asset Category	2014	2013
Common collective trust funds	$37,421,319	$56,764,264
Mutual funds	85,609,269	627,068,855
Common stock	426,705,417	582,471,001
	$549,736,005	$1,266,304,120

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 17, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the
IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

 Note 8 - Transactions with Parties-In-Interest

As of December 31, 2014 and 2013, certain Plan investments are investment funds managed by the plan trustee, The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as of December 31, 2014 and 2013, and therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$8,323,388,384	$7,597,981,972
Adjustment from contract value to fair value for certain fully benefit responsive
investment contracts	8,010,281	4,566,563
Net assets available for benefits per the Form 5500	$8,331,398,665	$7,602,548,535

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

2014
Total additions per the financial statements	$1,317,309,527
Add: Adjustment from contract value to fair value for certain fully benefit responsive investment
contracts as of December 31, 2014	8,010,281
Less: Adjustment from contract value to fair value for certain fully benefit responsive investment
contracts as of December 31, 2013	(4,566,563)
Total income per the Form 5500	$1,320,753,245

Note 10 - Investments

The following table presents investments of the Plan at fair value that represent 5% or more of the total fair value of the Plan’s assets.

	2014	2013
CVS Health Corporation Common Stock	$1,267,756,364	$983,476,435
Vanguard Institutional Index Fund	1,122,259,092	1,048,884,028
Vanguard Developed Markets Index Fund Institutional Shares	605,354,495	492,900,191
Vanguard Total Bond Market Index Fund	503,053,809	472,771,885
PIMCO Total Return Fund Institutional Class	—	459,099,397
Templeton Foreign Equity Series-Primary Shares Fund	457,012,175	441,863,482
Vanguard Mid Cap Index Fund	438,097,242	—

Note 11 – Investment Contracts with Insurance Companies

The Plan invests in fully benefit-responsive GICs. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset.

The Plan also invests in fully benefit-responsive security-backed investment contracts that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Security-backed investment contracts provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events may include (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date; however, the security-backed investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract, a material misrepresentation, or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. For GICs and security-backed investment contracts, payments for participant withdrawals would generally be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a security-backed investment contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As GICs and security-backed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and security-backed investment contracts. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Additionally, the Plan can make deposit or redeem investments in security-backed investment contracts, with the issuer's consent, for portfolio reallocation as part of the ongoing management of Plan assets. No deposits may be made to a GIC contract. Except for benefit responsive participant withdrawals, no redemptions may be made to a GIC contract other than any payments scheduled in the contract before the maturity date.

Average Yields for GICs and security-backed investment contracts	2014	2013
Based on actual earnings	1.5%	1.2%
Based on interest rate credited to participants	1.4%	1.1%

SUPPLEMENTAL SCHEDULE

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2014

Fund	Par value /number of shares		Identity of issue	Description	Current Value**

International Equity Fund	22,793,625		Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	$457,012,175

Core Equity Fund	5,947,949		Vanguard Institutional Index Fund	Mutual Fund	1,122,259,092

Small Cap Growth Fund	2,403,851		Vanguard Explorer Fund	Mutual Fund	207,812,940

Small Cap Index Fund	916,450		Vanguard Small Cap Index Fund	Mutual Fund	147,795,923

Mid Cap Index Fund	2,628,846		Vanguard Mid Cap Index Fund	Mutual Fund	438,097,242

International Equity Index Fund	31,777,139		Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	605,354,495

U.S. Bond Index Fund	46,279,099		Vanguard Total Bond Market Index Fund	Mutual Fund	503,053,809

Inflation-Protected Bond Fund	11,979,647		Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	126,265,484

Diversified Bond Fund	33,138,372		PIMCO Total Return Institutional Class Fund	Mutual Fund	353,255,041

Global Equity Fund	6,782,980		American Funds-New Perspective Fund	Mutual Fund	246,154,356

Global Allocation Fund	4,401,275		Blackrock Global Allocation Collective Fund	Common Collective Trust Fund	44,994,674

CVS Health Common Stock Fund	13,144,089	*	CVS Health Common Stock	CVS Health Corporation Common Stock	1,265,907,212
	17,195,476	*	EB Temporary Investment Fund II	Common Collective Trust Fund	17,195,476
			CVS Health Common Stock Fund Subtotal		1,283,102,688

	54,423,649	*	EB Temporary Investment Fund II	Common Collective Trust Fund	54,423,649

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
Stable Value Fund				Separately Managed Fund

	9,214,226		Protective Life Insurance Co. 1.10%, due 5/8/2015	GIC	$9,214,226

	15,977,233		Prudential Life Insurance Co., 1.39%	Security-backed Contract	197,345,661

	1,885,669		Metropolitan Life Ins Co, 1.55%	Security-backed Contract	195,498,619

	95,369		Massachusetts Mutual Life Ins., 2.06%	Security-backed Contract	98,267,004

	93,356		Massachusetts Mutual Life Ins., 1.50%	Security-backed Contract	97,587,876

	165,346,906		Wells Fargo Stable Value Fund D	Common Collective Trust Fund	169,149,885
	164,003,592		Putnam Stable Value Fund	Common Collective Trust Fund	166,299,642
	175,390,535	*	EB Temporary Investment Fund II	Common Collective Trust Fund	175,390,535
			Stable Value Fund Subtotal		$1,108,753,448

Small Cap Value Fund			Wells Capital and and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund
	184,200		AMN HEALTHCARE SERVICES INC	Common Stock	$3,610,320
	39,500		ABERCROMBIE & FITCH CO	Common Stock	1,131,280
	29,130		ANN INC	Common Stock	1,062,662
	114,150		ASCENA RETAIL GROUP INC	Common Stock	1,433,724
	160,450		AVID TECHNOLOGY INC	Common Stock	2,279,995
	74,528		BABCOCK & WILCOX CO/THE	Common Stock	2,258,198
	52,500		BEACON ROOFING SUPPLY INC	Common Stock	1,459,500
	40,100		BERRY PLASTICS GROUP INC	Common Stock	1,265,155
	53,700		BIG LOTS INC	Common Stock	2,149,074
	15,500		BIO-RAD LABORATORIES INC	Common Stock	1,868,680
	51,000		CATHAY GENERAL BANCORP	Common Stock	1,305,090
	20,350		CHARLES RIVER LABORATORIES INT	Common Stock	1,295,074
	50,427		CHICO'S FAS INC	Common Stock	817,422
	68,750		CORELOGIC INC/UNITED STATES	Common Stock	2,171,813
	26,200		DSW INC	Common Stock	977,260
	141,500		DEAN FOODS CO	Common Stock	2,742,270
	34,200		DIAMONDBACK ENERGY INC	Common Stock	2,044,476
	38,800		EMCOR GROUP INC	Common Stock	1,726,212
	47,200		ENCORE CAPITAL GROUP INC	Common Stock	2,095,680
	55,300		EQUITY COMMONWEALTH	Common Stock	1,419,551
	101,130		ESSENT GROUP LTD	Common Stock	2,600,052
	115,150		EVERTEC INC	Common Stock	2,548,270
	16,800		FAIR ISAAC CORP	Common Stock	1,214,640
	137,000		FIRSTMERIT CORP	Common Stock	2,587,930

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	96,547	FLOWERS FOODS INC	Common Stock	$1,852,737
	70,850	FORUM ENERGY TECHNOLOGIES INC	Common Stock	1,468,721
	54,500	HANCOCK HOLDING CO	Common Stock	1,673,150
	63,500	HARSCO CORP	Common Stock	1,199,515
	71,000	HELIX ENERGY SOLUTIONS GROUP I	Common Stock	1,540,700
	15,500	IDEX CORP	Common Stock	1,206,520
	55,891	INFORMATICA CORP	Common Stock	2,131,403
	39,652	INTEGRA LIFESCIENCES HOLDINGS	Common Stock	2,150,328
	93,994	INTERVAL LEISURE GROUP INC	Common Stock	1,963,535
	13,050	J&J SNACK FOODS CORP	Common Stock	1,419,449
	91,800	JABIL CIRCUIT INC	Common Stock	2,003,994
	14,460	JONES LANG LASALLE INC	Common Stock	2,167,988
	122,650	KAR AUCTION SERVICES INC	Common Stock	4,249,823
	41,950	KORN/FERRY INTERNATIONAL	Common Stock	1,206,482
	95,100	LADDER CAPITAL CORP	Common Stock	1,864,911
	16,200	LANDSTAR SYSTEM INC	Common Stock	1,174,986
	39,050	HERMAN MILLER INC	Common Stock	1,149,242
	134,350	OASIS PETROLEUM INC	Common Stock	2,222,149
	176,530	OCWEN FINANCIAL CORP	Common Stock	2,665,603
	459,250	OFFICE DEPOT INC	Common Stock	3,938,069
	94,506	PARKWAY PROPERTIES INC/MD	Common Stock	1,737,965
	95,850	PENNYMAC MORTGAGE INVESTMENT T	Common Stock	2,021,477
	44,450	POST HOLDINGS INC	Common Stock	1,862,011
	66,530	RSP PERMIAN INC	Common Stock	1,672,564
	113,300	REDWOOD TRUST INC	Common Stock	2,232,010
	134,300	RESOURCES CONNECTION INC	Common Stock	2,209,235
	185,900	SEAWORLD ENTERTAINMENT INC	Common Stock	3,327,610
	46,800	SILGAN HOLDINGS INC	Common Stock	2,508,480
	29,250	SIX FLAGS ENTERTAINMENT CORP	Common Stock	1,262,138
	30,300	STERIS CORP	Common Stock	1,964,955
	83,830	TAYLOR MORRISON HOME CORP	Common Stock	1,583,549
	70,100	TETRA TECH INC	Common Stock	1,871,670
	551,450	TREASURY WINE ESTATES LTD	Common Stock	2,153,964
	4,785	TUPPERWARE BRANDS CORP	Common Stock	301,455
	118,400	UMPQUA HOLDINGS CORP	Common Stock	2,013,984
	50,802	UNITED STATIONERS INC	Common Stock	2,141,812
	18,250	VERIFONE SYSTEMS INC	Common Stock	678,900
	8,888	VIRTUS INVESTMENT PARTNERS INC	Common Stock	1,515,315
	43,000	WESTAR ENERGY INC	Common Stock	1,773,320
	85,200	ZIONS BANCORPORATION	Common Stock	2,429,042
	5,540,507	DFA US TARGETED VALUE PORTFOLIO	Mutual Fund	122,722,232

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
	4,980,745	*	EB Temporary Investment Fund II	Common Collective Trust Fund	$4,980,745
			Small Cap Value Fund Subtotal		$248,278,066

Growth & Income Fund			J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund
	700,000		AES CORP/VA	Common Stock	$9,639,000
	252,700		ALTRIA GROUP INC	Common Stock	12,450,529
	22,400		AMERICAN EXPRESS CO	Common Stock	2,084,096
	41,900		AMERICAN INTERNATIONAL GROUP I	Common Stock	2,346,819
	17,600		AMERIPRISE FINANCIAL INC	Common Stock	2,327,600
	100,000		ANADARKO PETROLEUM CORP	Common Stock	8,250,000
	16,000		ANTHEM INC	Common Stock	2,010,720
	525,000		APPLIED MATERIALS INC	Common Stock	13,083,000
	868,400		BANK OF AMERICA CORP	Common Stock	15,535,676
	100,000		BAXTER INTERNATIONAL INC	Common Stock	7,329,000
	43,500		BP PLC	Common Stock	1,658,220
	175,000		BRISTOL-MYERS SQUIBB CO	Common Stock	10,330,250
	61,700		CA INC	Common Stock	1,878,765
	8,320		CALIFORNIA RESOURCES CORP	Common Stock	45,843
	51,300		CAPITAL ONE FINANCIAL CORP	Common Stock	4,234,815
	27,800		CARDINAL HEALTH INC	Common Stock	2,244,294
	56,900		CARNIVAL CORP	Common Stock	2,579,277
	43,500		CHEVRON CORP	Common Stock	4,879,830
	16,700		CIGNA CORPORATION COM	Common Stock	1,718,597
	43,800		CIT GROUP INC	Common Stock	2,094,954
	259,450		CITIGROUP INC	Common Stock	14,038,840
	110,900		CONOCOPHILLIPS	Common Stock	7,658,754
	226,819		CORNING INC	Common Stock	5,200,960
	59,500		COSTCO WHOLESALE CORP	Common Stock	8,434,125
	97,300		CRH PLC	Common Stock	2,336,173
	250,000		CSX CORP	Common Stock	9,057,500
	19,200		CVS HEALTH CORP	Common Stock	1,849,152
	37,400		DELPHI AUTOMOTIVE PLC	Common Stock	2,719,728
	18,200		DIRECTV	Common Stock	1,577,940
	33,700		DISCOVER FINANCIAL SERVICES	Common Stock	2,207,013
	48,800		E*TRADE FINANCIAL CORP	Common Stock	1,183,644
	29,500		EATON CORP PLC	Common Stock	2,004,820
	110,000		EI DU PONT DE NEMOURS & CO	Common Stock	8,133,400
	29,800		EMERSON ELECTRIC CO	Common Stock	1,839,554
	27,915		EXPRESS SCRIPTS HOLDING CO	Common Stock	2,363,563
	128,200		FAIRCHILD SEMICONDUCTOR INTERN	Common Stock	2,164,016
	93,100		FIFTH THIRD BANCORP	Common Stock	1,896,913
	135,100		FIRST NIAGARA FINANCIAL GROUP	Common Stock	1,138,893

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	21,300	FMC CORP	Common Stock	$1,214,739
	50,200	FMSA HOLDINGS INC	Common Stock	347,384
	210,000	FREEPORT-MCMORAN COPPER & GOLD	Common Stock	4,905,600
	80,100	GENERAL DYNAMICS CORP	Common Stock	11,023,362
	23,200	HANESBRANDS INC	Common Stock	2,589,584
	101,800	HONEYWELL INTERNATIONAL INC	Common Stock	10,171,856
	72,500	HUMANA INC	Common Stock	10,413,175
	67,500	INTEL CORP	Common Stock	2,449,575
	53,800	JHNSON CONTROLS INC	Common Stock	2,600,692
	22,400	JOHNSON & JOHNSON	Common Stock	2,342,368
	42,100	JOY GLOBAL INC	Common Stock	1,958,492
	203,300	JPMORGAN CHASE & CO	Common Stock	12,722,514
	220,000	JUNIPER NETWORKS INC	Common Stock	4,910,400
	82,700	KBR INC	Common Stock	1,401,765
	150,000	LOWE'S COS INC	Common Stock	10,320,000
	180,000	MARATHON OIL CORP	Common Stock	5,092,200
	80,000	MARATHON PETROLEUM CORP	Common Stock	7,220,800
	36,900	MEDTRONIC INC	Common Stock	2,664,180
	38,100	MERCK & CO INC	Common Stock	2,163,699
	130,000	METLIFE INC	Common Stock	7,031,700
	48,100	MICROCHIP TECHNOLOGY INC	Common Stock	2,169,791
	58,600	MICROSOFT CORP	Common Stock	2,721,970
	240,000	MORGAN STANLEY	Common Stock	9,312,000
	142,900	NAVIENT CORP	Common Stock	3,088,069
	121,100	NEW YORK COMMUNITY BANCORP INC	Common Stock	1,937,600
	95,000	NORDSTROM INC	Common Stock	7,542,050
	2,006	NVR INC	Common Stock	2,558,312
	20,800	OCCIDENTAL PETROLEUM CORP	Common Stock	1,676,688
	40,600	OMNICARE INC	Common Stock	2,960,958
	57,700	ORACLE CORP	Common Stock	2,594,769
	67,400	OWENS CORNING	Common Stock	2,413,594
	132,300	PEOPLE'S UNITED FINANCIAL INC	Common Stock	2,008,314
	65,622	PFIZER INC	Common Stock	2,044,125
	103,600	PHILIP MORRIS INTERNATIONAL IN	Common Stock	8,438,220
	26,900	PNC FINANCIAL SERVICES GROUP I	Common Stock	2,454,087
	64,593	PRUDENTIAL FINANCIAL INC	Common Stock	5,843,083
	2,500	PUBLIC SERVICE ENTERPRISE GROU	Common Stock	103,525
	15,500	RAYTHEON CO	Common Stock	1,676,635
	29,200	ROYAL CARIBBEAN CRUISES LTD	Common Stock	2,406,956
	51,100	SANOFI	Common Stock	2,330,671
	60,900	SEADRILL LTD	Common Stock	726,537
	115,200	SEAWORLD ENTERTAINMENT INC	Common Stock	2,062,080

Fund	Par value /number of shares		Identity of issue	Description	Current Value**
	210,800		SLM CORP	Common Stock	$2,148,052
	50,600		SPIRIT AEROSYSTEMS HOLDINGS IN	Common Stock	2,177,824
	18,100		SPX CORP	Common Stock	1,555,152
	28,300		STANLEY BLACK & DECKER INC	Common Stock	2,719,064
	35,300		STATE STREET CORP	Common Stock	2,771,050
	37,900		TARGET CORP	Common Stock	2,876,989
	225,000		TERADATA CORP	Common Stock	9,828,000
	42,200		TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	2,426,922
	51,500		TEXAS INSTRUMENTS INC	Common Stock	2,753,448
	300,000		TYSON FOODS INC	Common Stock	12,027,000
	85,000		UNION PACIFIC CORP	Common Stock	10,126,050
	53,000		UNITED TECHNOLOGIES CORP	Common Stock	6,095,000
	19,200		UNITEDHEALTH GROUP INC	Common Stock	1,940,928
	280,000		UNUM GROUP	Common Stock	9,766,400
	150,000		VALERO ENERGY CORP	Common Stock	7,425,000
	290,810		VERIZON COMMUNICATIONS INC	Common Stock	13,604,092
	36,909		VODAFONE GROUP PLC	Common Stock	1,261,181
	28,500		WAL-MART STORES INC	Common Stock	2,447,580
	232,600		WELLS FARGO & CO	Common Stock	12,751,130
	150,000		WILLIAMS COS INC/THE	Common Stock	6,741,000
	736,448		Mellon Capital Management Large Cap Value Stock Fund	Common Collective Trust Fund	152,665,643
	5,473,092	*	EB Temporary Investment Fund II	Common Collective Trust Fund	9,075,036
			Growth & Income Fund Subtotal		$630,322,933

Large Cap Growth Fund			TRowe Price and Columbus Circle Core Equity Fund	Separately Managed Fund
	2,100		3M CO	Common Stock	$345,072
	300		ABBVIE INC	Common Stock	19,632
	23,922		ACTAVIS PLC	Common Stock	6,157,762
	4,300		AKAMAI TECHNOLOGIES INC	Common Stock	270,728
	147,195		ALCOA INC	Common Stock	2,324,209
	27,303		ALEXION PHARMACEUTICALS INC	Common Stock	5,051,874
	20,978		ALIBABA GROUP HOLDING LTD	Common Stock	2,180,453
	17,100		ALLERGAN INC/UNITED STATES	Common Stock	3,635,289
	24,400		AMAZON.COM INC	Common Stock	7,572,540
	62,300		AMERICAN AIRLINES GROUP INC	Common Stock	3,341,149
	11,700		AMERICAN EXPRESS CO	Common Stock	1,088,568
	37,900		AMERICAN TOWER CORP	Common Stock	3,746,415
	9,900		AMERIPRISE FINANCIAL INC	Common Stock	1,309,275
	8,300		AMERISOURCEBERGEN CORP	Common Stock	748,328
	500		ANTHEM INC	Common Stock	62,835
	132,510		APPLE INC	Common Stock	14,626,445
	2,400		ASHLAND INC	Common Stock	287,424
	1,500		AUTODESK INC	Common Stock	90,090
	700		AUTOZONE INC	Common Stock	433,377

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	20,800	BAIDU INC	Common Stock	$4,741,776
	7,000	BECTON DICKINSON AND CO	Common Stock	974,120
	27,177	BIOGEN INC	Common Stock	9,225,233
	20,900	BOEING CO/THE	Common Stock	2,716,582
	68,885	BRISTOL-MYERS SQUIBB CO	Common Stock	4,066,282
	23,300	BROOKDALE SENIOR LIVING INC	Common Stock	854,411
	24,732	CANADIAN PACIFIC RAILWAY LTD	Common Stock	4,765,609
	34,400	CAPITAL ONE FINANCIAL CORP	Common Stock	2,839,720
	12,900	CARDINAL HEALTH INC	Common Stock	1,041,417
	6,900	CARMAX INC	Common Stock	459,402
	4,200	CARNIVAL CORP	Common Stock	190,386
	50,346	CELGENE CORP	Common Stock	5,631,704
	8,114	CHIPOTLE MEXICAN GRILL INC	Common Stock	5,554,114
	1,500	CIMAREX ENERGY CO	Common Stock	159,000
	1,100	CITIGROUP INC	Common Stock	59,521
	3,600	COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock	189,576
	8,000	CONCHO RESOURCES INC	Common Stock	798,000
	24,851	CONSTELLATION BRANDS INC	Common Stock	2,439,623
	3,400	CONTINENTAL RESOURCES INC/OK	Common Stock	130,424
	700	COOPER COS INC/THE	Common Stock	113,463
	8,900	COSTCO WHOLESALE CORP	Common Stock	1,261,575
	7,400	COVIDIEN PLC	Common Stock	756,872
	10,500	CTRIP.COM INTERNATIONAL LTD	Common Stock	477,750
	58,600	DANAHER CORP	Common Stock	5,022,606
	3,600	DELPHI AUTOMOTIVE PLC	Common Stock	261,792
	106,378	DELTA AIR LINES INC	Common Stock	5,232,734
	70,445	DISCOVER FINANCIAL SERVICES	Common Stock	4,613,443
	1,900	DISCOVERY COMMUNICATIONS INC	Common Stock	64,068
	20,800	ECOLAB INC	Common Stock	2,174,015
	11,100	EDWARDS LIFESCIENCES CORP	Common Stock	1,413,918
	10,800	ELECTRONIC ARTS INC	Common Stock	507,762
	5,600	ELI LILLY & CO	Common Stock	386,344
	300	EOG RESOURCES INC	Common Stock	27,621
	16,800	EQT CORP	Common Stock	1,271,760
	40,464	ESTEE LAUDER COS INC/THE	Common Stock	3,083,357
	137,491	FACEBOOK INC	Common Stock	10,727,048
	9,800	FEDEX CORP	Common Stock	1,701,868
	16,900	FISERV INC	Common Stock	1,199,393
	20,552	FLEETCOR TECHNOLOGIES INC	Common Stock	3,056,288
	4,200	FLOWSERVE CORP	Common Stock	251,286
	500	FOSSIL GROUP INC	Common Stock	55,370
	34,200	GARMIN LTD	Common Stock	1,806,786
	144,792	GILEAD SCIENCES INC	Common Stock	13,648,094
	24,705	GOOGLE INC	Common Stock	13,071,573
	11,100	HANESBRANDS INC	Common Stock	1,238,982

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	900	HARLEY-DAVIDSON INC	Common Stock	$59,319
	77,000	HCA HOLDINGS INC	Common Stock	5,651,030
	30,050	HILTON WORLDWIDE HOLDINGS INC	Common Stock	784,005
	20,000	HOME DEPOT INC/THE	Common Stock	2,099,400
	5,400	HONEYWELL INTERNATIONAL INC	Common Stock	539,568
	3,800	IHS INC	Common Stock	432,744
	11,039	ILLUMINA INC	Common Stock	2,037,579
	4,800	INTERCONTINENTAL EXCHANGE INC	Common Stock	1,052,592
	300	INTUIT INC	Common Stock	27,657
	6,203	INTUITIVE SURGICAL INC	Common Stock	3,281,015
	34,800	INVESCO LTD	Common Stock	1,375,296
	6,000	JB HUNT TRANSPORT SERVICES INC	Common Stock	505,500
	12,500	KANSAS CITY SOUTHERN	Common Stock	1,525,375
	300	KEURIG GREEN MOUNTAIN INC	Common Stock	39,719
	40,000	KOHLS CORP	Common Stock	2,441,600
	46,950	L BRANDS INC	Common Stock	4,063,523
	42,782	LAM RESEARCH CORP	Common Stock	3,394,324
	15,700	LAS VEGAS SANDS CORP	Common Stock	913,112
	6,100	LINKEDIN CORP	Common Stock	1,401,231
	44,400	LOWE'S COS INC	Common Stock	3,054,720
	17,600	LULULEMON ATHLETICA INC	Common Stock	981,904
	34,800	LYONDELLBASELL INDUSTRIES NV	Common Stock	2,762,772
	3,800	MARRIOTT INTERNATIONAL INC/MD	Common Stock	296,514
	10,600	MARSH & MCLENNAN COS INC	Common Stock	606,744
	123,641	MASTERCARD INC	Common Stock	10,652,909
	20,589	MCGRAW HILL FINANCIAL INC	Common Stock	1,832,009
	53,565	MCKESSON CORP	Common Stock	11,119,023
	43,800	MGM RESORTS INTERNATIONAL	Common Stock	936,444
	3,300	MICHAEL KORS HOLDINGS LTD	Common Stock	247,830
	7,700	MICROSOFT CORP	Common Stock	357,665
	1,000	MONSTER BEVERAGE CORP	Common Stock	108,350
	189,700	MORGAN STANLEY	Common Stock	7,360,360
	4,100	NETFLIX INC	Common Stock	1,400,601
	86,746	NIKE INC	Common Stock	8,340,628
	2,800	NORTHERN TRUST CORP	Common Stock	188,720
	5,100	NORWEIGIAN CRUISE LINE HOLDINGS	Common Stock	238,476
	42,700	NXP SEMICONDUCTORS NV	Common Stock	3,262,280
	11,600	O'REILLY AUTOMOTIVE INC	Common Stock	2,234,392
	3,700	PALL CORP	Common Stock	374,477
	200	PEPSICO INC	Common Stock	18,912
	1,000	PERRIGO CO PLC	Common Stock	167,160
	8,700	PHARMACYCLICS INC	Common Stock	1,063,662
	28,174	PIONEER NATURAL RESOURCES CO	Common Stock	4,193,700

Fund	Par value /number of shares	Identity of issue	Description	Current Value**
	400	POLARIS INDUSTRIES INC	Common Stock	$60,496
	34,966	PPG INDUSTRIES INC	Common Stock	8,082,391
	5,200	PRAXAIR INC	Common Stock	673,712
	13,600	PRECISION CASTPARTS CORP	Common Stock	3,275,968
	5,050	PRICELINE GROUP INC/THE	Common Stock	5,758,061
	400	PVH CORP	Common Stock	51,268
	300	RALPH LAUREN CORP	Common Stock	55,548
	13,329	RANGE RESOURCES CORP	Common Stock	712,435
	17,190	RED HAT INC	Common Stock	1,188,517
	3,000	REGENERON PHARMACEUTICALS INC	Common Stock	1,230,750
	8,300	ROPER INDUSTRIES INC	Common Stock	1,297,705
	11,800	ROSS STORES INC	Common Stock	1,112,268
	48,271	ROYAL CARIBBEAN CRUISES LTD	Common Stock	3,978,979
	72,261	SALESFORCE.COM INC	Common Stock	4,285,800
	300	SCHLUMBERGER LTD	Common Stock	25,623
	34,974	SERVICENOW INC	Common Stock	2,372,986
	14,800	SHERWIN-WILLIAMS CO/THE	Common Stock	3,892,992
	100	SHIRE PLC	Common Stock	21,254
	15,800	SOFTBANK CORP	Common Stock	469,260
	33,648	SPLUNK INC	Common Stock	1,983,550
	91,490	STARBUCKS CORP	Common Stock	7,506,755
	1,500	STARWOOD HOTELS & RESORTS WORL	Common Stock	121,605
	18,200	STATE STREET CORP	Common Stock	1,428,700
	6,600	STRYKER CORP	Common Stock	622,578
	17,900	TABLEAU SOFTWARE INC	Common Stock	1,517,204
	33,800	TARGET CORP	Common Stock	2,565,758
	50,200	TD AMERITRADE HOLDING CORP	Common Stock	1,796,156
	3,700	TESLA MOTORS INC	Common Stock	822,917
	21,200	THERMO FISHER SCIENTIFIC INC	Common Stock	2,656,148
	21,348	TIFFANY & CO	Common Stock	2,281,247
	1,600	TIME WARNER INC	Common Stock	136,672
	15,300	TRACTOR SUPPLY CO	Common Stock	1,205,946
	1,800	TWENTY-FIRST CENTURY FOX INC	Common Stock	69,129
	5,900	TWITTER INC	Common Stock	211,633
	30,345	ULTA SALON COSMETICS & FRAGRAN	Common Stock	3,879,305
	33,984	UNDER ARMOUR INC	Common Stock	2,307,514
	15,400	UNION PACIFIC CORP	Common Stock	1,834,602
	103,642	UNITED CONTINENTAL HOLDINGS IN	Common Stock	6,932,613
	53,000	UNITED STATES STEEL CORP	Common Stock	1,417,220
	6,900	UNITEDHEALTH GROUP INC	Common Stock	697,521
	12,400	VALEANT PHARMACEUTICALS INTERN	Common Stock	1,774,564
	7,000	VERTEX PHARMACEUTICALS INC	Common Stock	831,600
	2,700	VF CORP	Common Stock	202,230

Fund	Par value /number of shares			Identity of issue	Description	Current Value**
	59,200			VIPSHOP HOLDINGS LTD	Common Stock	$1,156,768
	41,849			VISA INC	Common Stock	10,972,808
	1,500			VMWARE INC	Common Stock	123,780
	14,100			WABTEC CORP/DE	Common Stock	1,225,149
	10,300			WALGREENS BOOTS ALLIANCE INC	Common Stock	784,860
	10,400			WALT DISNEY CO/THE	Common Stock	979,576
	25,381			WESTERN DIGITAL CORP	Common Stock	2,809,677
	27,111			WORKDAY INC	Common Stock	2,212,529
	20,600			WYNN RESORTS LTD	Common Stock	3,064,456
				Cash	Cash	16,416
	1,388,208			Mellon Capital Management Large Cap Growth Stock Fund	Common Collective Trust Fund	186,727,806
	7,984,468		*	EB Temporary Investment Fund II	Common Collective Trust Fund	7,984,468
				Large Cap Growth Fund Subtotal		$568,386,447
		*	*	Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	180,795,702
				Total Assets Held in the Plan		$8,326,118,164

*Party-in-interest
**Represents fair value for all investments with the exception of GICs and security-backed investment contracts where current value represents contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Date: June 25, 2015	By	/s/ David M. Denton
David M. Denton
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP